UM 2-20-02



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ITED STATES
) EXCHANGE COMMISSION
...ington, D.C. 20549



RECEIVED
FEB 15 2002
316

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Shipley Raidy Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Tower Bridge , Suite 1370
(No. and Street)

West Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel R. Shipley, III — 610-941-9090 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel R. Shipley, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shipley Raidy Capital Partners, LP, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director

Title



Notary Public
Notarial Seal
Diane Vandegrift, Notary Public
Abington Twp., Montgomery County
My Commission Expires Feb. 25, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Shipley Raidy Capital Partners, LP

We have audited the accompanying statement of financial condition of Shipley Raidy Capital Partners, LP as of December 31, 2001, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shipley Raidy Capital Partners, LP as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II (including information relating to the possession or control requirements), is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 6, 2002

SHIPLEY RAIDY CAPITAL PARTNERS, LP

Statement of Financial Condition

December 31, 2001

ASSETS

Cash and cash equivalents	$	184,832
Securities owned:		
Equity securities - marketable, at market value		8,868
Equity securities - non-marketable, at estimated fair value		3,378
Receivable from broker		30
Interest receivable		141
Accounts receivable		67,600
Other assets		200
Total assets	$	265,049

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	28,137
Note payable		46,271
Total liabilities		74,408
Commitments and contingent liabilities		
Subordinated borrowings		304,125
Partners' Capital:		
General partners		(1,135)
Limited partners		(112,349)
Total partners' capital		(113,484)
Total liabilities and partners' capital	$	265,049

The accompanying notes are an integral part of these financial statements.

SHIPLEY RAIDY CAPITAL PARTNERS, LP

Statement of Income

For the Year Ended December 31, 2001

REVENUE		
Investment banking fees	$	251,385
Interest and dividends		3,306
Realized and unrealized net losses on securities		(126,948)
Total revenue		127,743
EXPENSES		
Salaries and other employment costs		39,721
Interest		30,653
Guaranteed payments		67,644
Occupancy costs and equipment rental		68,173
Telephone		12,944
Quotation fees		34,184
Regulatory fees and expenses		2,324
Travel and entertainment		4,241
Professional fees		18,949
Office expense		32,415
Other		1,422
Total expenses		312,670
Loss before income taxes		(184,927)
Provision for income taxes		-
Net loss	$	(184,927)

The accompanying notes are an integral part of these financial statements.

SHIPLEY RAIDY CAPITAL PARTNERS, LP

Statement of Changes in Partners' Capital

For the Year Ended December 31, 2001

	General Partners	Limited Partners	Total
Partners' capital as of December 31, 2000	$ 341	$ 33,726	$ 34,067
Net loss	(1,849)	(183,078)	(184,927)
Contributions of capital	912	89,464	90,376
Withdrawals of capital	(539)	(52,461)	(53,000)
Net decrease	(1,476)	(146,075)	(147,551)
Partners' capital as of December 31, 2001	$ (1,135)	$ (112,349)	$ (113,484)

The accompanying notes are an integral part of these financial statements.

SHIPLEY RAIDY CAPITAL PARTNERS, LP
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$	304,125
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2001	$	304,125

The accompanying notes are an integral part of these financial statements.

SHIPLEY RAIDY CAPITAL PARTNERS, LP

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (184,927)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Securities owned	219,686
Accounts receivable	(67,600)
Interest receivable	(141)
Receivable from broker	(30)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	14,601
Net cash used in operating activities	(18,411)
Cash flows from financing activities:	
Payment of note payable	(15,423)
Partners' capital contributions	90,376
Partners' capital withdrawals	(53,000)
Net cash provided by financing activities	21,953
Net increase in cash	3,542
Cash and cash equivalents at beginning of year	181,290
Cash and cash equivalents at end of year	$ 184,832
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest paid	$ 30,653
Income taxes	$

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shipley Raidy Capital Partners, LP ("the Company") is a Pennsylvania limited partnership which is a registered broker dealer with the Securities and Exchange Commission ("SEC"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the Company's significant accounting policies:

Investment Banking -Investment banking revenues include gains, losses and fees arising from the private placement of securities. Investment banking revenues also include fees earned from providing merger and acquisition, financial restructuring advisory services and financial consulting services. These fees are recognized when the private placement is completed and the income is reasonably determinable. Fees for financial restructuring advisory services and financial consulting services are recorded when earned.

Securities owned - Securities owned are valued at their fair value generally determined by market quotations, other investments with no ready market are valued at fair value as determined by management. The corresponding appreciation or depreciation is included in revenue. Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Use of Estimates - The financial statements are prepared using the accrual basis of accounting. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

Income taxes - No provisions have been made for income taxes since the Company is a partnership. The individual partners are liable for income taxes based on their respective share of the Company's taxable income.

Allocation of income, loss and cash distributions - Allocations of net income, loss and cash distributions are based on the proportion of the qualified partners' account to the total capital accounts, except general partners are allocated at least one percent.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

3. SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company.

Securities owned are as follows:

Marketable securities:	
Common stocks	$ 8,868
Non-marketable securities:	
Common stocks	$ 3,378

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors as of December 31, 2001 totaled $304,125. The subordinated borrowings were contributed by the Company's partners and ex-partner and bear interest at 8% per annum, payable annually, maturing December 31, 2001 and 2004. These subordinated borrowings are covered by agreements approved by the NASD Regulation, Inc. and are allowable in the computation of net capital under the net capital provisions of the Securities and Exchange Commission. The subordinated loan from the ex-partner in the amount of $74,000 must be included as debt in the computation of debt to debt-equity. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense for these liabilities totalled $24,330 for the year ended December 31, 2001.

5. NOTE PAYABLE

The Company has an agreement with a former partner who withdrew from the Company in 1999. Under the terms of this agreement the Company will make annual payments of approximately $15,424 through March of 2004. Interest is to be paid on the unpaid balance at a rate of 8.44%.

SHIPLEY RAIDY CAPITAL PARTNERS, LP
Notes To Financial Statements (Continued)
December 31, 2001

6. COMMITMENTS

The Company leases office space and office equipment under non-cancellable leases expiring in 2002 through 2003. In addition, the Company also leases quotation services under leases that expire in 2003. Future minimum lease payments are as follows:

	Office Space and Equipment	Quotation Services
2002	$ 60,245	$ 34,380
2003	57,536	14,145
Total	$ 117,781	$ 48,525

Rent expense for office space and office equipment was $105,357 for the year ended December 31, 2001.

7. PROFIT SHARING AND SAVINGS PLAN

The Company has a Profit Sharing and Savings Plan (the "Plan") which provides for discretionary Company contributions and/or a salary deferral at the option of the employee. The Plan has an optional Company matching clause, and covers substantially all employees of the Company who meet certain age and length of employment requirements.

Under the salary deferral plan, eligible employees may contribute to the Plan any whole percentage of their compensation varying from 1% to 10% up to the limitations of the Internal Revenue Code and the Company may make discretionary matching contributions. The Company incurred no expense in connection with these plans for the year ended December 31, 2001.

8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

9. CONCENTRATION IN REVENUES

The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues.

10. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the Company had net capital and capital requirements of $115,041 and $5,000, respectively. The Company's net capital ratio was .65 to 1.

11. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of (k)(2)(i) of SEC Rule 15c-3-3. The Company does not carry security accounts for customers.

12. SUBSEQUENT EVENT

On January 2, 2002 the Company merged into a newly formed limited liability company, Shipley Raidy Capital Partners, LLC ("Newco"). Newco is continuing to operate as a broker dealer with the approval of NASD Regulation, Inc.

Schedule I

SHIPLEY RAIDY CAPITAL PARTNERS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF NET CAPITAL

Total partners' capital	$ (113,484)
Deduct partners' capital not allowable for Net Capital:	-
Total partners' capital equity qualified for Net Capital	(113,484)
Add: Liabilities subordinated to claims of general creditors	304,125
Total capital and allowable subordinated liabilities	190,641
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	67,600
Securities owned - non-marketable	3,378
Other assets	200
Total non-allowable assets	71,178
Net Capital before haircuts on securities positions	119,463
Trading and investment securities:	
Equity securities - marketable	(1,330)
Money market funds	(3,092)
Net Capital	$ 115,041

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 74,408
Total aggregate indebtedness	$ 74,408
Percentage of aggregate indebtedness to Net Capital	65%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	39%

Schedule I (Continued)

SHIPLEY RAIDY CAPITAL PARTNERS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $74,408)	$	4,960
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	110,401
Excess Net Capital at 1000%	$	107,721

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of December 31, 2001 is primarily due to:

Net Capital per unaudited FOCUS filing on December 31, 2001	$	118,133
Haircut on money market funds		(3,092)
Net Capital per above	$	115,041

Schedule II

SHIPLEY RAIDY CAPITAL PARTNERS, LP
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD
ABINGTON, PA 19001

(215) 884-8460
FAX (215) 884-8686

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
Shipley Raidy Capital Partners, LP

In planning and performing our audit of the financial statements and supplemental schedules of Shipley Raidy Capital Partners, LP (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, the SEC, the NASD Regulation, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 6, 2002

SHIPLEY RAIDY CAPITAL PARTNERS, LP
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2001

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